Contact

www.linkedin.com/in/kathryn-hicks-2aa64942 (LinkedIn)
www.gokatcreate.com (Portfolio)
talltalesat.blog (Blog)

Top Skills

UI/UX
Team Management
User Interface Design

Certifications

Snap AR Creator

Honors-Awards

Saul Brown Photojournalism Award

28th Annual Juried Student
Exhibition - Judges Award

30th Annual Juried Student
Exhibition - Merit Award

Saul Brown Scholarship

Frances F. Austin Scholarship

Publications

Tiny Rooftops, Tiny Homes
Memphis Coffee Guide

Kathryn Hicks

Founder & Art Director [AR / VR / MR]
Memphis, Tennessee, United States

Summary

Hello!

I'm the Founder & Art Director of Creature Studio, leading a skilled team of creators on adventures in the XR realm. With over nine years of experience exploring the frontiers of AR, VR, and MR - breathing life into medical and educational worlds, building enchanting virtual realms, conjuring Snapchat filters that spark wonder, and crafting Meta-funded VR games - I'm now charting new territory with my studio.

Let's shape the future of XR together!

_____

Experience

Creature Studio
Founder / Art Director
December 2022 - Present (1 year 7 months)
Memphis, Tennessee, United States

As Founder and Art Director at Creature Studio, I spearhead a pack of visionary creators developing cutting-edge VR, AR, and MR experiences. With a proven track record, including activations for major brands like HBO, Snap and Hilton, we're primed to take your brand to new heights through immersive worlds.

St. Jude Children's Research Hospital - ALSAC
Immersive Experience Designer
March 2021 - January 2023 (1 year 11 months)
Memphis, Tennessee, United States

Digital Precept LLC
3 years

Immersive Experience Designer
January 2020 - December 2022 (3 years)
Memphis, Tennessee, United States

Crafted captivating 3D models and brought them to life through innovative immersive experiences for AR/VR/MR technologies, elevating the level of engagement and interaction for clients

AR Creator
October 2022 - October 2022 (1 month)
Memphis, Tennessee, United States

Developed a location-based AR filter for HBO + Snapchat's "House of the Dragon" Custom Landmarker Lens campaign at Mud Island Park as part of a worldwide launch of 20 custom landmark filters. Optimized and animated large film assets to bring a fantastic AR experience to life, delivering an engaging and immersive experience to users.

3D Modeler and UI Designer
January 2020 - April 2021 (1 year 4 months)
Memphis, Tennessee, United States

Created UI designs and 3D models for the asymmetric VR co-op platforming game Mend, an Oculus Launch Pad scholarship recipient.

Nationwide Marketing Group
Designer
October 2020 - March 2021 (6 months)
Memphis, Tennessee, United States

As Nationwide Marketing Group's inaugural in-house designer, I was instrumental in pioneering and shaping the organization's design capabilities. My role entailed developing comprehensive design solutions for a wide array of clients in the retail sector, as well as constructing a cohesive internal branding framework.

Snap Inc.
AR Creator Residency Program
October 2020 - November 2020 (2 months)

Worked on a cryptozoology AR project for an artist and developer program.

The Danse
AR / VR Designer
July 2018 - October 2020 (2 years 4 months)
Greater Memphis Area

Creating assets, design work and experiences for virtual & augmented reality content

Tall Tales of the Aerona Temple

Director, Art Director, Character Artist, Character Designer,
Previsualization Artist
March 2016 - April 2018 (2 years 2 months)
Savannah, Georgia Area

Directed a VR animated film about a royal Sasquatch that accidentally
unleashes an ancient evil that threatens the prosperity of his homeland.

Oculus VR

Oculus Launch Pad 2017 Fellow
June 2017 - September 2017 (4 months)
Menlo Park, California

Participated in a VR developer program

Float Astronaut - SCAD Graduate Collaborative Class

Public Relations Administrator, 3D Character & Prop Modeler, Title
Designer
March 2016 - June 2016 (4 months)
Savannah, Georgia Area

Created a Sway page, title design, end credit designs, 3D character models,
and prop modeling for the film Float Astronaut

Savannah College of Art and Design

Character & Lead Process Book Designer - Say It With Music
January 2016 - March 2016 (3 months)
Savannah, Georgia Area

Created several character designs, concept title designs, and was the lead
designer for the process book for SCAD's virtual reality musical "Say It With
Music."

Kabir - SCAD Graduate Collaborative Class

2D Visual Effects Artist
October 2015 - November 2015 (2 months)
Savannah, Georgia Area

Created rough 2D visual effects for the animated film "Kabir" directed by HR
Scott and Raghav Arumugam

Great Dane

Character Designer - SCAD Collaborative Learning Center - Great
Dane Trailers
September 2015 - November 2015 (3 months)
Savannah, Georgia Area

SCAD is collaborating with Great Dane Trailers to research and develop a content strategy for creating and delivering entertaining and insightful corporate communications and increasing employee engagement.

The Fallen Swan
Character Designer
September 2015 - November 2015 (3 months)
Savannah, Georgia Area

Created early character designs for the animated film "The Fallen Swan" directed by Win Leerasanthanah

Hutchison School
Summer Animation Camp Instructor
June 2014 - June 2014 (1 month)

- Taught basic visual storytelling, animation, storyboarding, and character design at a summer camp for kids ages 8-14.

Bechtel Corporation
Public and Corporate Affairs Intern (Graphic Design)
May 2013 - August 2013 (4 months)
Reston Virginia

Created brochures, ads, iconography, name tags, e-mail banners, and folder covers

The Daily Helmsman
Photographer
October 2009 - April 2010 (7 months)

- Took photographs of daily activities on campus
- Head Photographer

Monarts School for the Arts
Teacher's Assistant
June 2005 - July 2006 (1 year 2 months)
Knoxville, Tennessee Area

- Taught children between the ages of 5 and 10 about the basics of linear drawing, and crafts

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Education

Savannah College of Art and Design

Masters of Fine Arts, Animation · (2014 - 2017)

The University of Memphis
Bachelors of Fine Arts, Art: Graphic Design, Art History Minor · (2009 - 2013)